Exhibit 99(dd)

[Letter to investment community holding shares on their own behalf.]

[MidAmerican Energy letterhead]

ATTENTION PROFESSIONAL INVESTMENT COMMUNITY:

* Higher Value - The MidAmerican proposal to merge with IES Industries provides IES shareholders with two options: an exchange of stock for
         2.346 MidAmerican shares for each IES share (a $37.83 value based on 8/23/96 closing prices) or $39.00 per share in cash.* In contrast, the proposed Wisconsin deal offers a value of only $34.91 per IES share, based upon a 1.14 exchange ratio at 8/23/96 closing stock prices.

* Choice - Shareholders can receive all stock if they choose, or exchange their shares for cash.*

* Tax-Free Option - Shareholders who exchange IES shares for MidAmerican stock will receive new MidAmerican shares in a tax-free exchange.

* Higher Dividend - The MidAmerican proposal offers an annual dividend of $2.82 per IES share - 25% higher than the $2.25 a shareholder would receive in the Wisconsin deal. (Of course, if you elect to receive cash for your shares, you will not continue to receive dividends.) In fact, until MidAmerican made its offer, the Wisconsin deal included a dividend cut for IES shareholders.

* Secure Dividend - For the twelve months ending June 30, 1996, MidAmerican's earnings exceeded its dividend by more than 18%. What's more, the savings we expect from a MidAmerican-IES Merger will more than offset the cost of nay new debt we may take on to accomplish that merger.

* Financially Strong Company - MidAmerican Energy has an "A+" credit rating from Standard & Poor's. That's higher than IES' current S&P rating. Furthermore, we intend to pay down debt after the merger. MidAmerican has over $800 million in non-core assets that we're looking to redeploy into core energy and communications businesses, including the proposed merger with IES.

* Rapid Transaction Closing - In the last five years, MidAmerican has completed two similar mergers in less than twelve months, and we believe this transaction can be completed in the same time frame. In fact, MidAmerican has already filed its approval application with the Federal Energy Regulatory Commission. MidAmerican strongly believes that we can complete this transaction as soon as IES and the other parties can complete the Wisconsin deal - if not earlier.

         * If holders of more than 40% of the total IES shares choose to receive cash, then all shareholders who elected to receive all cash will receive the same combination of cash and stock. If a shareholder gets a combination of cash and stock, the stock portion will be entirely tax-free.

* Clear Strategy - MidAmerican intends to become a major regional energy and communications company. The fact that the combined MidAmerican/IES would have a combined 41% holding in McLeod, Inc., a $1.2 billion publicly-traded telecommunications company, is evidence of our intent.

                       VOTE AGAINST THE WISCONSIN DEAL!!!
                            TIME IS OF THE ESSENCE!!
                            The MidAmerican Proposal:
                                  Better Value
                                 Better Dividend
                                 Better Strategy

         To preserve your opportunity to consider the MidAmerican proposal, it is vital that you vote AGAINST the Wisconsin Transaction. Please remember that time is of the essence and each and every vote is important.

         If you would like additional copies of our materials, or have any questions, please call us toll-free at 1-(888) 776-4692.

         Thank you for your assistance.

         MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the Proposed Wisconsin Transaction and that proxy statement and the other materials are incorporated herein by reference.

[Newspaper advertisement appearing in the August 27, 1996 Wall Street Journal]

                            An Important Message For
                           IES Industries Shareholders

                                  Time Is Money

                     Our  FERC  Filing  Brings  Us Neck  And Neck In The Race To
                    Obtain Regulatory Approval.

Don't be swayed by IES' attempts to distract you from an honest comparison of the MidAmerican proposal and the Wisconsin deal. The regulatory structure of MidAmerican's merger proposal closely resembles its two previous mergers, each of which was completed in less than 12 months. We are confident we can complete a merger with IES within that same time frame after signing a definitive merger agreement.

We Believe A MidAmerican/IES Merger Could Be Completed In Less Than 12 Months

The sooner a merger is completed, the sooner you can get your MidAmerican shares (with a 25% higher dividend) or $39 per share in cash. The MidAmerican proposal could be completed as early as the Wisconsin deal--if not earlier. The Wisconsin deal is a complex three-way, four-state transaction that requires approval from more regulatory bodies than the MidAmerican proposal. Plus, the three companies in the Wisconsin deal lack direct transmission interconnection. The Wisconsin deal was announced in November, 1996, more than nine months ago, and they have yet to receive approval from a single regulatory agency. Meanwhile, only 21 days after announcing our merger proposal, we have already filed an application with the Federal Energy Regulatory Commission (FERC) for approval of our proposed merger.

Compare the regulatory approvals each transaction needs:

     The Wisconsin Deal Needs:                  MidAmerican's Proposal Needs:
*Federal Energy Regulatory Commission      *Federal Energy Regulatory Commission
*Iowa Utilities Board                      *Iowa Utilities Board
*Illinois Commerce Commission              *Illinois Commerce Commission
*Nuclear Regulatory Commission             *Nuclear Regulatory Commission
*Wisconsin Public Services Commission
*Minnesota Public Utilities Commission
*Securities and Exchange Commission

But don't just take our word for it. Read what George Bruder, a recognized expert in FERC proceedings and a former President of the Federal Energy Bar Association, wrote in an August 25, 1996 letter to IES shareholders (the full text of Mr. Bruder's letter is available by calling 1- 888-776-4692).*

         "I find no basis on which to conclude that the Federal Energy Regulatory Commission is more likely to consider and decide either application earlier than the other application, and I conclude that the two applications likely will be decided in the same time frame."

                                Still More Value

We believe MidAmerican's proposal still provides more value for IES shareholders. Our proposal offers you a dividend 25% higher than the dividend in the Wisconsin deal. Only our proposal would give you $3.39 more per IES share, based on closing stock prices on August 23, 1996. And only our proposal would give you an optional cash election worth $39 per IES share. The choice is yours.**

     Dividend Per IES Share                  Value Per IES Share

          [Bar Graph]                            [Bar Graph]+

                            The MidAmerican Proposal:
          Greater Value, Proven Track Record, Fewer Regulatory Hurdles!

To support the MidAmerican proposal, check the "Against" box, then sign, date and mail your BLUE proxy today. We urge you NOT to return any green or white proxy sent to you by IES. If you have already returned your IES proxy, you can still change your vote. Only the latest-dated proxy will count. Time is short, so please act today.

                         Vote AGAINST The Wisconsin Deal

                                    IMPORTANT

For more information about the MidAmerican Energy merger proposal, please call this toll-free phone number: 1-888-PRO-IOWA/1-888-776-4692

[MidAmerican Energy Logo]                                        August 27, 1996

MidAmerican has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the proposed IES/WPL/Interstate transaction and that proxy statement and the other materials are incorporated herein by reference.

* Mr. Bruder has performed legal consulting services in the past for a predecessor company of MidAmerican Energy.
** If holders of more than 40% of the total IES shares choose to receive cash, then all shareholders who elected to receive all cash will receive the same combination of cash and stock. If you get a combination of cash and stock, the stock portion will be entirely tax-free.
+ Based on August 23, 1996 closing stock prices. Blended value of MidAmerican proposal based on 40% cash worth $39 per IES share and 60% MidAmerican common stock worth $37.83 per IES share.